UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549



                                     SCHEDULE 13G



                      Under the Securities Exchange Act of 1934

                                 (Amendment No. 12)*



                            The Quick & Reilly Group, Inc.
                                   (Name of Issuer)


                        Common Stock, par value $.10 per share
                            (Title of Class of Securities)


                                     748376 10 0
                                    (CUSIP Number)

                              _________________________

          Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


          _____________________

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 6 pages

                                     SCHEDULE 13G

          CUSIP No. 748376 10 0            PAGE  2  OF   6  PAGES



1      NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON Leslie C. Quick, Jr.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) ___
                                                            (b) ___

3      SEC USE ONLY

4      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America

                  5      SOLE VOTING POWER            1,588,187
NUMBER OF
SHARES
BENEFICIALLY      6      SHARED VOTING POWER            328,133
OWNED BY
EACH              7      SOLE DISPOSITIVE POWER       1,588,187
REPORTING
PERSON
WITH              8      SHARED DISPOSITIVE POWER       328,133


9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,916,320
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW               ___
       (9) EXCLUDES CERTAIN SHARES*

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           17.3%

12     TYPE OF REPORTING PERSON*

        IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP No. 748376 10 0                          Page 3  of 6 pages


          Item 1    (a)  Name of Issuer

                         The Quick & Reilly Group, Inc.

                    (b)  Address of Issuer's Principal Executive Offices

                         230 South County Road, Palm Beach, Florida  33480

          Item 2    (a)  Name of Person Filing

                         See Item 1 of the second part of the cover page.

                    (b) Address of Principal Business Office or, if none, Residence
                         The Quick & Reilly Group, Inc.
                         230 South County Road
                         Palm Beach, Florida  33480

                    (c)  Citizenship

                         See Item 4 of the second part of the cover page.

                    (d)  Title of Class of Securities

                         Common Stock, par value $.10 per share.

                    (e)  CUSIP Number

                         748376 10 0

          Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    (a)  ___  Broker or dealer registered under Section 15
                              of the Act,

                    (b)  ___  Bank as defined in Section 3(a)(6) of the
                              Act,

                    (c)  ___  Insurance Company as defined in Section
                              3(a)(19) of the Act,

                    (d)  ___  Investment Company registered under Section 8
                              of the Investment Company Act,

                    (e)  ___  Investment Advisor registered under Section
                              203 of the Investment Advisors Act of 1940,

                    (f)  ___  Employee Benefit Plan, Pension Fund which is

          CUSIP No. 748376 10 0                          Page 4  of 6 pages


                              subject to the provisions of the Employee
                              Retirement Income Security Act of 1974 or
                              Endowment Fund; see 13d-1(b)(1)(ii)(F),

                    (g)  ___  Parent Holding Company, in accordance with
                              Rule 13d-1(b)ii)(G); see Item 7,

                    (h)  ___  Group, in accordance with Rule 13d-
                              1(b)(l)(ii)(H).

          Item 4    Ownership

                    (a)  Amount Beneficially Owned

                         See Item 9 of the second part of the cover page.

                    (b)  Percent of Class

                         See Item 11 of the second part of the cover page.

                    (c)  Number of shares as to which such person has:

                           (i)     sole power to vote or to direct the
                                   vote: See Item 5 of the second part of
                                   the cover page.

                          (ii) shared power to vote or to direct the vote: See Item 6 of the second part of the cover page.

                         (iii) sole power to dispose or to direct the disposition of: See Item 7 of the second part of the cover page.

                         (iv) shared power to dispose or to direct the disposition: of See Item 8 of the second part of the cover page.

          Item 5    Ownership of Five Percent or Less of a Class

                    Not applicable.

          Item 6    Ownership of More than Five Percent on Behalf of
                    Another Person

                    Leslie C. Quick, Jr. is a co-trustee of the Quick & Reilly, Inc. Retirement Trust, the U.S. Clearing Corp. Retirement Trust, Leslie C. Quick, Jr. and Regina A. Quick Charitable Trust Foundation and the LCQ JR.

          CUSIP No. 748376 10 0                          Page 5  of 6 pages


                    Grantor Trust (collectively, the "Trusts") which have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of,
                        165,466     ,     41,343     ,     54,604     ,
                        66,740     , respectively, of the securities with
                    respect to which this statement relates.

          Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                    Not applicable.

          Item 8    Identification and Classification of Members of the
                    Group

                    Not applicable.

          Item 9    Notice of Dissolution of Group

                    Not applicable.

          Item 10   Certification

                    Not applicable.

          CUSIP No. 748376 10 0                          Page 6  of 6 pages




                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          /s/Leslie C. Quick, Jr.                             2/13/95
          _______________________                           __________
          Leslie C. Quick, Jr.                              Date


          Leslie C. Quick, Jr. disclaims beneficial ownership of all securities owned or held by the Trusts.

































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